UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14A
(Rule 14a-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
Consent Statement Pursuant to Section 14(a) of The Securities Exchange Act of 1934
(Amendment No.  )
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Filed by a Party other than the Registrant ☒
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☐	Preliminary Consent Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☒	Definitive Consent Statement
☐	Definitive Additional Materials
☐	Soliciting Material Under Rule 14a-12
HC2 HOLDINGS, INC.
(Name of Registrant as Specified in Its Charter)

PERCY ROCKDALE LLC MG CAPITAL MANAGEMENT LTD. RIO ROYAL LLC GEORGE BROKAW KENNETH COURTIS MICHAEL GORZYNSKI ROBIN GREENWOOD LIESL HICKEY JAY NEWMAN
(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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HC2 HOLDINGS, INC.

_________________________

SUPPLEMENT TO DEFINITIVE CONSENT STATEMENT
OF
PERCY ROCKDALE LLC

April 9, 2020
_________________________

PLEASE MARK AN “X” IN EACH BOX LABELED “CONSENT,”
THEN SIGN, DATE, AND MAIL YOUR GREEN CONSENT CARD TODAY
This Supplement (“Supplement”) to the definitive consent statement first sent to stockholders of, HC2 Holdings, Inc., a Delaware corporation (the “Company”), on or about April 3, 2020 (the “Original Consent Statement”) is being furnished by Percy Rockdale LLC and MG Capital Management Ltd. (the “Participating Stockholders,” “we,” “our,” or “us”), in connection with our solicitation of written consents to remove all six current members of the Board of Directors of the Company (the “Board”), and replace them with our highly-qualified nominees. This Supplement is being filed to update certain information contained in the Original Consent Statement as of the Record Date, as described in the Original Consent Statement.  Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Original Consent Statement. As used herein “Consent Statement” shall mean the Original Consent Statement, as amended and supplemented by the Supplement.
Common Stock and Preferred Stock Outstanding as of the Record Date
On March 13, 2020, we delivered a written request for a record date to the Company pursuant to Article VI, Section 4 of the Company’s Bylaws.  In response to our request, the Company established April 2, 2020 as the record date (the “Record Date”) for the determination of the Company’s stockholders who are entitled to execute, withhold, or revoke consents relating to this consent solicitation. According to the Company,  as of the Record Date there were (i) 46,461,665 shares of Common Stock outstanding, (ii) 12,500 shares of Series A Preferred Stock outstanding, equal to 2,988,182 shares of Common Stock on an as-converted basis, and (iii) 14,000 shares of Series A-2 Preferred Stock outstanding, equal to 1,997,147 shares of Common Stock on an as-converted basis; however, 6,125 shares of Series A Preferred Stock, equal to 1,464,209 shares of Common Stock on an as-converted basis, and 10,000 shares of Series A-2 Preferred Stock, equal to 1,426,534 shares of Common Stock on an as-converted basis, were owned by the Company’s wholly-owned subsidiary, Continental General Insurance Company (“Continental”), and, pursuant to Delaware law, such shares may not be voted with respect to the Proposals. Therefore, as of the Record Date, there were a total of 48,556,251 shares of Common Stock (including the Preferred Stock on an as-converted basis and excluding the Preferred Stock that may not be voted on an as-converted basis) outstanding and entitled to vote.  Each share of Common Stock outstanding on the Record Date entitles the holder thereof to one vote, without cumulation, as further described in this Consent Statement.  Except as described herein, holders of Preferred Stock will vote together as a single class with holders of Common Stock, on an as-converted basis, with respect to the Proposals.

Number of Consents Required to Approve the Proposals
The Proposals will be adopted and become effective when properly completed, unrevoked consents are signed by the holders of a majority of the outstanding voting securities as of the close of business on the Record Date, provided that such consents are delivered to the Company within 60 calendar days of the date of the earliest dated consent delivered to the Company. According to the Company’s definitive consent revocation statement, as of the Record Date there were an aggregate of 48,556,251 shares of Common Stock (including the Preferred Stock on an as-converted basis and excluding the Preferred Stock that may not be voted on an as-converted basis) outstanding, each of which is entitled to one consent on each Proposal. This means that the consent of the holders of at least 24,278,126 shares of outstanding voting securities would be necessary to effect these Proposals. As of the Record Date, we beneficially owned in the aggregate 2,926,374 shares of Common Stock, representing approximately 6.3% of the outstanding shares of Common Stock of the Company. Therefore, at least 21,351,752 shares, in addition to the 2,926,374 shares entitled to consent held by us, will be needed to effect the Proposals.
Incorporation by Reference
WE HAVE OMITTED FROM THE CONSENT STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS INCLUDED IN THE DEFINITIVE CONSENT REVOCATION STATEMENT FILED BY THE COMPANY ON APRIL 3, 2020 RELATING TO THE PROPOSALS DESCRIBED HEREIN BASED ON RELIANCE ON RULE 14A-5(C). THIS DISCLOSURE INCLUDES, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION AND OTHER IMPORTANT INFORMATION. SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY AS OF THE RECORD DATE.

Percy Rockdale LLC

April 9, 2020

SCHEDULE II
The following disclosure is reprinted from the Company’s Definitive Consent Revocation Statement on Form DEFC14A, filed with the Securities and Exchange Commission on April 3, 2020:
As of April 2, 2020, there were (i) 46,461,665 shares of Common Stock, (ii) 12,500 shares of Series A Preferred Stock equal to 2,988,182 shares of Common Stock on an as-converted basis, and (iii) 14,000 shares of Series A-2 Preferred Stock equal to 1,997,147 shares of Common Stock on an as-converted basis (however, pursuant to Delaware law, the 6,125 shares of Series A Preferred Stock and the 10,000 shares of Series A-2 Preferred Stock owned by Continental are not entitled to be voted in the Percy Rockdale Consent Solicitation). The Preferred Stock outstanding and entitled to vote (excluding those shares of Preferred Stock owned by Continental) are equal to 2,094,586 shares of Common Stock on an as converted basis, in each case, outstanding and entitled to vote. Therefore, as of February 29, 2020, there was a combined total of 48,556,251 shares of Common Stock and Preferred Stock on an as-converted basis (excluding those shares of Preferred Stock owned by Continental) outstanding and entitled to vote.
Except as otherwise indicated, the following table sets forth, as of April 2, 2020, certain information as to the beneficial ownership of Common Stock, Series A Preferred Stock and Series A-2 Preferred Stock, including shares of Common Stock as to which a right to acquire beneficial ownership existed (for example, through the exercise of Common Stock options or warrants or conversion of the Preferred Stock), that are exercisable or convertible as of, and within 60 days from, April 2, 2020, within the meaning of Rule 13d-3(d)(1) under the Exchange Act by: (i) each person or group who is known to the Company to be the beneficial owner of more than five percent of any class of voting securities of the Company, (ii) each director, (iii) each named executive officer and (iv) all directors and executive officers as a group. For purposes of this filing, beneficial ownership of securities is defined in accordance with the rules of the SEC and means generally the power to vote or exercise investment discretion with respect to securities, regardless of any economic interests therein. Unless otherwise indicated, each person had, as of April 2, 2020, sole voting power and sole dispositive power with respect to the Company’s shares, subject to applicable community property laws. The address of each of our directors and executive officers is c/o HC2 Holdings, Inc., 450 Park Avenue, 30th Floor, New York, NY 10022.

Name and Business Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned (1)	Percentage of Outstanding Common Stock (1)	Number of Shares of Outstanding Series A Preferred Stock Beneficially Owned (2	Percentage of Series A Preferred Stock (2	Number of Shares of Outstanding Series A-2 Preferred Stock Beneficially Owned (3)	Percentage of Series A-2 Preferred Stock (3	Percentage of Outstanding Common Stock and Preferred Stock On An As-Converted Basis (1)(2)(3)
Zazove Associates, LLC (4) 1001 Tahoe Boulevard Incline Village, NV 89451	3,596,570	7.7%	-	-	-	-	7.4%
Jefferies LLC (5) 520 Madison Ave New York, NY 10022	3,524,974	7.6%	-	-	-	-	7.3%
American Financial Group, Inc. (6) Great American Insurance Group Tower 301 East Fourth Street Cincinnati, OH 45202	3,175,875	6.8%	-	-	-	-	6.5%
Lancer Capital LLC and its affiliates (7) 770 South Flagler Drive, Suite 800, West Tower West Palm Beach, FL 33401	3,034,621	6.5%	-	-	-	-	6.2%
Percy Rockdale LLC and its affiliates (8) 595 Madison Avenue, 29th Floor New York, NY 10022	2,926,374	6.3%	-	-	-	-	6.0%
Mittleman Brothers, LLC and its affiliates and/or affiliated funds (9) 105 Maxess Road, Suite 207 Melville, NY 11747	2,522,175	5.4%	-	-	-	-	5.2%
JDS1, LLC and its affiliates (10) 2200 Fletcher Avenue, Suite 501 Fort Lee, NJ 07024	2,332,026	5.0%	-	-	-	-	4.8%
Benefit Street Partners L.L.C. (11) and its affiliates and/or affiliated funds 9 West 57th Street, Suite 4700 New York, NY 10019	2,212,130	4.6%	6,375	100%	-	-	4.6%
Long Ball Partners, LLC (12) 2000 Avenue of the Stars, 9th Floor South Los Angeles, CA 90067	570,613	1.2%	-	-	4,000	100%	1.2%
Directors, Nominees, Named Executive Officers and Executive Officers and Directors as a group				-	-
Philip A. Falcone (13)	8,859,737	16.7%		-	-	*	16.0%
Michael J. Sena (14)	411,997	*	-	-	-	*
Joseph A. Ferraro	129,827	*	-		-	*
Suzi R. Herbst.(15)	97,250	*	-	-	-	*
Warren H. Gfeller	76,478	*	-	-	-	*
Lee S. Hillman	71,478	*	-	-	-	*
Robert V. Leffler, Jr.	66,097	*	-	-	-	*
Wayne Barr, Jr. (16)	870,156	1.9%	-	-		*	1.8%
Julie Totman Springer	-		-			*
All executive officers and directors as a group (9 people) (17)	10,583,020%		-			*	19.0

*	Less than 1% of the outstanding common stock.
(1)
Shares of Common Stock of which a person has the right to acquire beneficial ownership within 60 days from April 2, 2020, are deemed outstanding for computing the percentage ownership of such person, but are not deemed outstanding for computing the percentage ownership of any other person. Certain shares of Common Stock are issuable upon the conversion of the Company’s 7.5% convertible senior notes due June 1, 2022 (the “Convertible Notes”).

(2)
Each outstanding share of Series A Preferred Stock is presently convertible into approximately 239.05 shares of Common Stock. The shares of Series A Preferred Stock beneficially owned and the respective percentages of beneficial ownership of Series A Preferred Stock stated in these columns reflect ownership of shares of Series A Preferred Stock, and not shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock at this ratio.

(3)
Each outstanding share of Series A-2 Preferred Stock is presently convertible into 142.65 shares of Common Stock. The shares of Series A-2 Preferred Stock beneficially owned and the respective percentages of beneficial ownership of Series A-2 Preferred Stock stated in these columns reflect ownership of shares of Series A-2 Preferred Stock, and not shares of Common Stock issuable upon conversion of shares of Series A2 Preferred Stock at this ratio.

(4)
Based solely on a Schedule 13G filed with the SEC on January 7, 2020, by Zazove Associates, LLC, Zazove Associates, Inc. and Gene and Gene T. Prett. According to the Schedule 13G, the reporting persons have sole voting and dispositive power with respect to, and beneficially own, 3,596,575 shares of Common Stock, which are issuable upon the conversion of the Convertible Notes.

(5)
Based solely on a Schedule 13G filed with the SEC on February 13, 2017, by Jefferies LLC, Jefferies Group LLC, Limestone Merger Sub, LLC and Leucadia National Corporation. According to the Schedule 13G, the reporting persons have shared voting and dispositive power with respect to, and beneficially own, 3,524,974 shares of Common Stock.

(6)
Based solely on a Schedule 13G filed with the SEC on January 22, 2016, Amendment No. 1 to Schedule 13G filed with the SEC on January 23, 2017, Amendment No. 2 to Schedule 13G filed with the SEC on January 26, 2018, Amendment No. 3 to Schedule 13G filed with the SEC on January 25, 2019, and Amendment No. 4 to Schedule 13G filed with the SEC on January 31, 2020, by American Financial Group, Inc., American Financial Group, Inc. has sole voting and dispositive power with respect to, and beneficially owns, 3,175,875 shares of Common Stock, which amount consists of 1,007,421 shares of Common Stock and warrants to purchase 2,168,454 shares of Common Stock.

(7)
Based solely on a Schedule 13G filed with the SEC on February 7, 2020, by Lancer Capital LLC and Avram A. Glazer. According to the Schedule 13G, the reporting persons have sole voting and dispositive power with respect to, and beneficially own, 3,034,621 shares of Common Stock, 456,621 of which are issuable upon the conversion of the Convertible Notes.

(8)
Based solely on the Consent Solicitation Statement filed with the SEC on April 3, 2020, by Percy Rockdale LLC, Rio Royal LLC, MG Capital Management, Ltd., George Brokaw, Kenneth Courtis, Michael Gorzynski, Robin Greenwood, Liesl Hickey and Jay Newman. According to the Consent Solicitation Statement, (i) Mr. Gorzynski beneficially owns 2,649,038 shares of Common Stock, consisting of 2,639,038 shares of Common Stock beneficially owned by the Percy Rockdale LLC and 10,000 shares of Common Stock beneficially owned by MG Capital Management Ltd., (ii) Mr. Brokaw owns 40,000 shares of Common Stock and (iii) Mr. Courtis owns 237,336 shares of Common Stock.

(9)
Based solely on a Schedule 13G filed with the SEC on July 19, 2017, Amendment No. 1 to Schedule 13G filed with the SEC on January 31, 2018, Amendment No. 2 to Schedule 13G filed with the SEC on February 1, 2019, and Amendment No. 3 to Schedule 13G filed with the SEC on January 28, 2020, by Mittleman Brothers, LLC, Master Control LLC, Mittleman Investment Management, LLC, Christopher P. Mittleman, David J. Mittleman and Philip C. Mittleman. According to the filings, MIM provides investment advice to institutional clients, high-net-worth individuals, and pooled investment vehicles (“Managed Portfolios”). As a result of its role as investment adviser of the Managed Portfolios, MIM may be deemed to be the beneficial owner of the shares of Common Stock held by such Managed Portfolios. The Managing Members of Mittleman Brothers are Christopher P. Mittleman, David J. Mittleman and Philip C. Mittleman. Mittleman Brothers is the sole member of Master and Master is the sole member of MIM. Mittleman Brothers and Master may be deemed to beneficially own securities owned by MIM. As a result, Mittleman Brothers and Master may be deemed to have the power to exercise or to direct the exercise of such voting and/or dispositive power that MIM may have with respect to Common Stock held by the Managed Portfolios. Christopher P. Mittleman is the Managing Partner and Chief Investment Officer of MIM and may be deemed to beneficially own securities beneficially owned by MIM, David J. Mittleman is the Managing Partner and Chief Client Relationship Officer of MIM and may be deemed to beneficially own securities beneficially owned by MIM, Philip C. Mittleman is the Chief Executive Officer, President and Managing Partner of MIM and may be deemed to beneficially own securities beneficially owned by MIM. According to the filings, Mittleman Brothers LLC disclaims beneficial ownership of 24,016 shares owned by Philip C. Mittleman, but may otherwise be deemed to share voting power and dispositive power in respect of such shares.

(10)
Based solely on a Schedule 13G filed with the SEC on March 20, 2020, by JDS1, LLC (“JDS1”), Julian Singer and CCUR Holdings, Inc. (“CCUR”) and Amendment No. 1 to Schedule 13G filed with the SEC on March 30, 2020. According to the Schedule 13G, JDS1 and Julian Singer have sole voting and dispositive power with respect to, and beneficially own, 2,332,026 shares of Common Stock, 936,073 of which are issuable upon the conversion of the Convertible Notes. JDS1 has a controlling stake in CCUR, of which a director, Wayne Barr, Jr., is the Chairman, President and CEO..

(11)
Based solely on a Schedule 13D filed with the SEC on June 9, 2014, Amendment No. 1 to Schedule 13D filed with the SEC on September 25, 2014 and Amendment No. 2 to Schedule 13D filed with the SEC on August 19, 2015, Amendment No. 3 to the Schedule 13D filed with the SEC on October 31, 2016 and Amendment No. 4 to the Schedule 13D filed with the SEC on December 28, 2018 by Benefit Street Partners L.L.C. (“BSP”), Providence Equity Capital Markets L.L.C. (“PECM”), Jonathan M. Nelson, Paul J. Salem, Glenn M. Creamer and Thomas J. Gahan. BSP is the investment manager of Providence Debt Fund III L.P., Providence Debt Fund III Master (Non-US) L.P. and Benefit Street Partners SMA LM L.P. (collectively, the “BSP Funds”). PECM is the investment manager of PECM Strategic Funding L.P. Messrs. Creamer, Gahan, Nelson and Salem collectively control each of BSP and PECM through their indirect ownership of membership interests of BSP and PECM. As a result, each of Messrs. Creamer, Gahan, Nelson and Salem and BSP may be deemed to share beneficial ownership of the shares of Common Stock beneficially held by the BSP Funds, and each of Messrs. Creamer, Gahan, Nelson and Salem and PECM may be deemed to share beneficial ownership of the shares of Common Stock beneficially held by PECM Strategic Funding L.P. Amendment No. 4 to Schedule 13D discloses that as of April 2, 2020, the reporting persons have shared voting and dispositive power with respect to, and beneficially own, 2,212,129 shares of Common Stock, which amount consists of 688,157 shares of Common Stock and 1,523,972 shares of Common Stock that may be acquired upon conversion of 6,375 shares of Series A Preferred Stock..

(12)
Based on that certain Securities Purchase Agreement, entered into by and among the Company, Mariner LDC, Caspian Select Credit Master Fund, Ltd., Caspian Solitude Master Fund, L.P., Caspian HLSC1, LLC, Super Caspian Cayman Fund Limited, Caspian SC Holdings, L.P. and Long Ball Partners, LLC, dated January 5, 2015, pursuant to which such parties purchased the number of shares of Series A-2 Preferred Stock indicated.

(13)
Includes 6,737,607 vested stock options and 540,000 shares of Common Stock owned by Global Opportunities Breakaway MM LLC, of which Mr. Falcone is the Managing Member and, as such, has sole power to vote or dispose of such shares.

(14)	Includes 87,866 vested stock options.
(15)
Includes 6,000 shares of Common Stock held in trust for the benefit of Ms. Herbst’s children. Ms. Herbst disclaims beneficial ownership of all securities so held in trust except to the extent of her pecuniary interest therein.

(16)
Includes 200,000 shares of Common Stock held by CCUR, of which Mr. Barr is the Chairman, President and CEO. Mr. Barr disclaims beneficial ownership in such shares except to the extent of his pecuniary interest therein. Includes 4,466 vested stock options and 570,776 shares of Common Stock that are issuable upon conversion of the Convertible Notes held by CCUR.

(17)	Includes 7,400,715 vested stock options.